UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)(1)

Fox Chase Bancorp, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

35137T 108

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

(1)  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 35137T 108		13G/A

1	Names of Reporting Persons: Fox Chase Bank Employee Stock Ownership Plan Trust

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Commonwealth of Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 486,451

	6	Shared Voting Power 394,102

	7	Sole Dispositive Power 486,451

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 880,553

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 7.5% of 11,802,791 shares of Common Stock outstanding as of December 31, 2014.

12	Type of Reporting Person EP

CUSIP No. 35137T 108	13G/A

Item 1
	(a).	Name of Issuer: Fox Chase Bancorp, Inc.
	(b).	Address of Issuer’s Principal Executive Offices. 4390 Davisville Road Hatboro, Pennsylvania 19040

Item 2
	(a).	Name of Person Filing: Fox Chase Bank Employee Stock Ownership Plan Trust (“ESOP”) Trustee: Pentegra Trust Company c/o Pentegra Services, Inc. 108 Corporate Park Drive White Plains, New York 10604
	(b).	Address of Principal Business Office: 4390 Davisville Road Hatboro, Pennsylvania 19040
	(c).	Citizenship: See page 2, Item 4
	(d).	Title of Class of Securities: Common Stock, par value $0.01 per share
	(e).	CUSIP Number: 35137T 108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(f)	☒ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

CUSIP No. 35137T 108	13G/A

Item 4.	Ownership.
	(a).	Amount beneficially owned: See page 2, Item 9
	(b).	Percent of class: See page 2, Item 11
	(c).	Number of shares as to which such person has:
		(i)	Sole power to vote or to direct the vote: See page 2, Item 5
		(ii)	Shared power to vote or to direct the vote: See page 2, Item 6
		(iii)	Sole power to dispose or to direct the disposition of: See page 2, Item 7
		(iv)	Shared power to dispose or to direct the disposition of: See page 2, Item 8

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

CUSIP No. 35137T 108	13G/A

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 16, 2015
Date

/s/ William J. Pieper
Signature

Pentegra Trust Company, as Trustee for the
Fox Chase Bank Employee Stock Ownership Plan Trust

By: William J. Pieper, Senior Vice President
Pentegra Trust Company

Name/Title